EXHIBIT 2.1

      THIS ASSET PURCHASE AGREEMENT (this "Agreement") is entered into as of the 14th day of June 1999, between NEW SOLARCO, INC., a Delaware corporation ("Buyer"), and MORNING SUN, INC., a Washington corporation ("Seller").

                                   WITNESSETH:

      WHEREAS, Seller filed a voluntary petition (the "Petition") for relief pursuant to Chapter 11 of title 11 of the United States Code, 11 U.S.C. ss.101 ET SEQ., as amended (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") on January 21, 1999 (the "Filing Date"), and has operated its business as a debtor-in-possession (as defined in Section 1101 of the Bankruptcy Code ) since the Filing Date pursuant to Sections 1107 and 1108 of the Bankruptcy Code;

      WHEREAS, Buyer has agreed to acquire from Seller, and Seller has agreed to sell to Buyer, the Purchased Assets (as defined below), on the terms and subject to the conditions set forth herein and in accordance with applicable provisions of the Bankruptcy Code;

      WHEREAS, Seller has agreed to assign to Buyer its right, title and interest under certain contracts, and Buyer has agreed to assume certain liabilities associated therewith, on the terms and subject to the conditions set forth herein.

      NOW, THEREFORE, in consideration of the premises, covenants, representa tions and warranties contained herein, and other good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, the parties agree as follows:

                              ARTICLE I
                         CERTAIN DEFINITIONS

      "Accountants" shall mean an accounting firm mutually acceptable to Buyer 7and Seller; PROVIDED, HOWEVER, that if Buyer and Seller do not agree on an accounting firm by the Closing Date, the accounting firm shall be the Cincinnati, Ohio office of Ernst & Young LLP.

      "Accounts Receivable" shall mean all accounts receivable of the Business Unit as of the Closing Date.
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      "Adjusted Purchase Price" shall have the meaning set forth in Section
2.3(c).

      "Affiliate" shall mean, with respect to any Person, any Person which, directly or indirectly, controls, is controlled by, or is under common control with, the specified Person and any Person that would be deemed to be an "affiliate" or an "associate" of such Person, as those terms are defined in Rule 12b-2 of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended.

      "Assumed Contracts" shall mean (i) the contracts, agreements, leases and subleases to be assumed by Seller and assigned to Buyer, as set forth on
SCHEDULE 2.1(B); and (ii) confidentiality agreements entered into in connection with the Auction Procedures; PROVIDED, HOWEVER, that with respect to such confidentiality agreements, Seller's assignment to Buyer shall be limited to Seller's rights thereunder to enforce the obligations of the other parties thereto as they relate to information of Seller but not as to other entities; PROVIDED, FURTHER, that Buyer may elect to delete one or more of such contracts, agreements, leases and subleases by notice in writing to Seller at least one business day prior to the Closing Date, in which event such contract, agreement, lease or sublease shall no longer be deemed to be an "Assumed Contract."

      "Assumed Liabilities" shall mean (i) the Purchase Order Obligations; (ii) all liabilities and obligations relating to the Assumed Contracts to the extent attributable to Cure Amounts specifically identified on SCHEDULE 2.1(B) or accrued as a liability in the calculation of Seller's Net Investment as of the Closing Date or to obligations arising under the Assumed Contracts on or after the Closing Date; (iii) all liabilities and obligations for credits relating to the Business Unit owed to customers of the Business Unit as of the Closing Date;
(iv) all liabilities and obligations of Seller with respect to any and all employee wage and benefit obligations of the Business Unit to the extent accrued as a liability in the calculation of Seller's Net Investment as of the Closing Date; (v) all trade payable liabilities, accruals, and obligations, arising out of or related to the operations of the Business Unit from and after the Filing Date to the extent accrued as a liability in the calculation of Seller's Net Investment as of the Closing Date; (vi) all liabilities and obligations arising out of or related to the operations of Buyer from and after the Closing Date;
(vii) postpetition taxes to the extent accrued as a liability in the calculation of Seller's Net Investment as of the Closing Date; and (viii) all other liabilities and obligations reflected on SCHEDULE 2.1(C); PROVIDED, HOWEVER, the Assumed Liabilities shall not include any Excluded Liabilities.

      "Auction Procedures" shall mean the bidding and other procedures governing the sale of the Purchased Assets as approved by the Bankruptcy Court and set forth in the Procedures Order.

      "Bankruptcy Code" shall have the meaning set forth in the Recitals.

      "Bankruptcy Court" shall have the meaning set forth in the Recitals.

      "Bankruptcy Rules" shall mean the Federal Rules of Bankruptcy Procedure.

      "Business Unit" shall mean Morning Sun, Inc.

      "Buyer's Officer's Certificate" shall have the meaning set forth in
Section 6.3(c).

      "Closing" shall have the meaning set forth in Section 2.4(a).

      "Closing Date" shall have the meaning set forth in Section 2.4(a).

      "Code" shall mean the Internal Revenue Code of 1986, as amended.

      "Continuing Employees" shall mean all employees of the Business Unit as of the Effective Date who are offered and accept employment by Buyer.

      "Cure Amounts" shall mean the pre- and post-petition amounts payable to parties (other than Seller) to the Assumed Contracts under Section 365(b)(1) of the Bankruptcy Code to cure defaults and to compensate for any actual pecuniary loss under such Assumed Contracts.

      "Deposit" shall mean $1,250,000 paid by Buyer to be held in an interest-bearing escrow account by Skadden, Arps, Slate, Meagher & Flom LLP pending the Closing pursuant to the Auction Procedures, as set forth in the Procedures Order.

      "Equipment" shall mean all machinery, equipment, furniture, fixtures, automobiles and other fixed assets listed on SCHEDULE 2.1(A) which are owned by Seller as of the Closing Date and are used by Seller in the operations of the Business Unit.

      "Excluded Assets" shall mean (i) all assets in possession of Seller but owned by third parties; (ii) the articles of organization, regulations, seal, related organizational documents and minute books of Seller; (iii) all bank deposits, bank accounts,

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investments, funds, cash and cash equivalents (including marketable securities and short term investments) owned by Seller as of the Closing Date; (iv) any rights of Seller under this Agreement; (v) all intercompany Accounts Receivable;
(vi) the JD Edwards Software; (vii) all executory contracts, agreements, leases and subleases of Seller not listed on SCHEDULE 2.1(B) or SCHEDULE 2.1(D); (viii) all of Seller's claims, demands and causes of action that Seller may have under Chapter 5 of the Bankruptcy Code; (ix) all insurance policies and proceeds thereof; and (x) any other properties or assets of Seller which are not used in the operation of the Business Unit.

      "Excluded Liabilities" shall mean (i) all liabilities of Seller which are not Assumed Liabilities, including, without limitation, all liabilities of Seller or any Affiliate or representative of Seller with respect to broker's or finder's fees and any other commission or similar fee in connection with the transactions contemplated by this Agreement; (ii) all intercompany Accounts Payable; (iii) liabilities and obligations attributable to Cure Amounts other than those set forth on SCHEDULE 2.1(B) or accrued as a liability in the calculation of Seller's Net Investment as of the Closing Date; (iv) any outstanding checks, unpaid bank charges and bank overdrafts; (v) any liabilities for defaults under any contracts caused by or arising out of the execution or performance of this Agreement or the consummation of the transactions contemplated by this Agreement; (vi) any liability or obligation that would have been disclosed as an exception to any of the representations and warranties of Seller set forth in this Agreement (on a schedule hereto or otherwise) had such representations and warranties been true and correct on and as of the Closing Date; (vii) any liabilities of the following character based upon, arising out of or otherwise in respect of events, acts or omissions to the extent occurring prior to the Closing Date: (a) liabilities under any criminal laws; (b) liabilities for punitive, exemplary and/or treble damages based upon intentional misconduct, recklessness, bad faith or other wrongful conduct; (c) liabilities under the Racketeer Influenced and Corrupt Organizations (RICO) Act; (d) liabilities for price-fixing, conspiracy to monopolize, and other similar antitrust and unfair trade practices or (e) other liabilities of a character similar to any of the foregoing and arising out of the ordinary course of business; (viii) any Assumed Liability that arises or arose out of an occurrence prior to the Closing and that is of a type covered by an insurance policy in effect at the time of such occurrence as to which Seller is a beneficiary (except for such liabilities covered solely by an insurance policy that provides coverage on a "claims-made" basis and in respect of which no claim was made during the time such policy was in effect), but only to the extent Seller actually receives the insurance proceeds under such insurance policy; (ix) any federal and state income taxes, or sales or use taxes, franchise taxes, payroll taxes and any other taxes and tax liability relating to revenues earned on the operation of the Business Unit (i) prior to the Filing Date or

(ii) subsequent to the Filing Date unless such liability is accrued as a liability in the calculation of Seller's Net Investment as of the Closing Date;
(x) any liabilities or obligations of Seller with respect to employee wage and benefit obligations to the extent not accrued as a liability in the calculation of Seller's Net Investment as of the Closing Date; (xi) all attorneys ' and accountants' fees and expenses and any other fees and expenses incurred by Seller in connection with the consummation of the transactions contemplated hereby; and (xii) all professionals' fees and expenses incurred by Seller in connection with the Chapter 11 case.

      "Final Statement" shall have the meaning set forth in Section 2.3(c).

      "GAAP" shall mean United States generally accepted accounting principles, as consistently applied by the Business Unit.

      "Governmental Entity" shall mean any federal, state, municipal or local court, legislature, governmental agency, commission or regulatory authority or instrumentality.

      "Instruments of Assignment and Assumption" shall have the meaning set forth in Section 2.4(b).

      "Intellectual Property" means all (i) the name "Morning Sun" and the service marks, trademarks, trade names, trade secrets listed on SCHEDULE 2.1(E),
(ii) written know-how and all other similar proprietary data and intellectual property, and (iii) goodwill associated with the foregoing, owned by Seller and used in the operation of the Business Unit, except any such intellectual property constituting an Excluded Asset.

      "Inventory" shall mean all inventories of raw materials, supplies, goods in process and finished goods owned by Seller and intended to be used or sold exclusively in the operation of the Business Unit.

      "JBA Software" means the portion of the operational software used by the Business Unit and licensed to Seller pursuant to the Agreement between JBA International, Inc. and Seller.

      "JD Edwards Software" means the general ledger and accounts payable software licensed to Seller pursuant to the Software License Agreement, dated June 20, 1995, between J.D. Edwards & Company and Brazos Sportswear, Inc., as amended by Attachment A--Licensed Software, dated April 8, 1997, between J.D. Edwards Worldwide Solutions Company and Brazos Sportswear, Inc.

      "Lien" shall mean any lien, security interest, pledge, charge or encumbrance.

      "Material Adverse Change" shall mean any change, event or effect (or series of related changes, events or effects) which, when taken individually or together, has a material adverse effect on the Purchased Assets.

      "Other Contracts" means the contracts, licenses, leases and agreements identified on SCHEDULE 2.1(D) hereto.

      "Permits" shall mean, to the extent transferable, all licenses (other than licenses of Intellectual Property), permits and authorizations held by Seller and used by Seller in the operation of the Business Unit.

      "Permitted Liens" shall mean:

      (a) Liens for taxes and assessments which (i) are not yet due and payable or (ii) are being contested in good faith;

      (b) Materialmen's, mechanics', workers', repairman's, employees' or other similar Liens arising in the ordinary course of business;

      (c)   Liens to be released prior to or at Closing;

      (d) All rights to consent by, required notices to, filings with, or other actions by Governmental Entities if the same are customarily obtained subse quent to sale or conveyance;

      (e) Easements and other encumbrances on the Purchased Assets specifically identified on SCHEDULE 3.3 hereto.

      "Person" shall mean any individual, group, corporation, partnership or other organization or entity (including, without limitation, any Governmental Entity).

      "Procedures Order" shall mean the order of the Bankruptcy Court, dated May 14, 1999, approving, among other things, the Auction Procedures.

      "Purchase Order Obligations" shall mean all liabilities and obligations which have not been performed by Seller as of the Closing Date and which are attributable to purchase orders which have not been performed and invoiced by the vendor.

      "Purchase Price" shall have the meaning set forth in Section 2.3(a).

      "Purchased Assets" shall have the meaning set forth in Section 2.1(a).

      "Records" shall mean all books, records, customer lists and telephone numbers, account ledgers, sales and promotional literature, files, data, supplier lists and all other records of Seller relating to the ownership or operation of the Business Unit, except records which relate solely to Excluded Assets.

      "Sale Order" shall mean the order of the Bankruptcy Court under Sections 105, 363, 365 and 1146 of the Bankruptcy Code approving the sale, assignment, assumption and transfer of the Purchased Assets free and clear of all Liens, substantially in the form of EXHIBIT A hereto.

      "Seller's Net Investment" shall mean, with respect to each Business Unit, the book value of (i) the sum of such Business Unit's gross (a) Accounts Receivable, (b) Inventory, (c) prepaid expenses and deposits, (d) property, plant, and equipment, and (e) other assets, without regard for reserves, in each case only to the extent included in the Purchased Assets, minus (ii) the sum of such Business Unit's (a) postpetition Accounts Payable, (b) postpetition accrued royalties and (c) other postpetition liabilities and accruals, in each case only to the extent included in the Accrued Liabilities, all as finally determined pursuant to Section 2.3(c).

      "Seller's Officer's Certificate" shall have the meaning set forth in
Section 6.2(f).

      "Software" shall mean Seller's right and license to use the JBA Software, the PKMS Software for inventory control licensed by Manhattan Associates, Easy Point form printing software licensed by Formula One Systems, Inc. and EDI software licensed by Harbinger Corporation.

      "Stop-Loss Policy" shall mean the insurance policy issued by Ohio National Life Insurance Company in favor of the Seller pursuant to which claims in excess of $75,000 per covered incident are paid by the insurance carrier.

      "Tax" or "Taxes" shall mean any and all taxes, levies or other like assessments (including interest and penalties), including income, transfer, gross receipts, excise, property, sales, use, payroll and employment taxes, imposed by the United States, or any state, or local government or subdivision or agency thereof.

      "Tax Return" shall mean any report or return filed with any federal, state or local taxing authority with respect to Taxes imposed upon or attributable to the Purchased Assets.

      "Transfer Taxes" shall have the meaning set forth in Section 5.13.

                             ARTICLE II
                     SALE AND PURCHASE OF ASSETS

      Section 2.1 TRANSFER OF ASSETS.

            (a) On the Closing Date and pursuant to the terms and subject to the conditions of this Agreement, Seller shall sell, assign, convey and deliver to Buyer, and Buyer shall purchase and accept from Seller, all of Seller's right, title and interest in and to the Accounts Receivable (other than intercompany Accounts Receivable), notes receivable (and any guaranties thereof), the Inventory, the Equipment, the Intellectual Property, all of Seller's claims, demands and causes of action other than those that Seller may have under Chapter 5 of the Bankruptcy Code, Software, prepaid expenses and all of the other property, rights and assets of every type and description of Seller owned or used in the operation of the Business Unit that do not constitute Excluded Assets; provided that the assignment of the JBA Software shall be subject to the prior written consent of JBA International, Inc. The assets to be sold, assigned, conveyed and delivered to Buyer pursuant to this Agreement are hereinafter referred to as the "Purchased Assets".

            (b) On the terms and subject to the conditions of this Agreement, Seller shall assume and assign to Buyer, and Buyer shall accept the assignment of and assume, all of Seller' s right, title and interest in the Assumed Contracts.

            (c) Buyer is not acquiring, and Seller shall retain all right, title and interest in, any Excluded Assets.

            (d) On the Closing Date and pursuant to the terms and subject to the conditions of this Agreement, Seller or its Affiliates shall, to the extent assignable under applicable law, assign, convey and deliver to Buyer all of Seller's rights, title and interest in, to and under the Other Contracts. To the extent reasonably requested by Buyer, Seller shall cooperate with and assist Buyer's efforts (including, without limitation, efforts to obtain required consents of third parties) to further perfect the assignments, conveyances and deliveries contemplated in the foregoing sentence and otherwise transfer to Buyer Seller's rights under the Other Contracts.

      Section 2.2 ASSUMED LIABILITIES. Buyer shall assume and pay, and shall hold Seller harmless and indemnify Seller from and against, the Assumed Liabilities. Buyer shall not assume, and shall be deemed not to have assumed, the Excluded Liabilities.

      Section 2.3 PURCHASE PRICE.

            (a) In consideration for the sale and transfer of the Purchased Assets, Buyer shall assume the Assumed Liabilities and the Assumed Contracts and shall pay Seller the amount equal to the sum of $13,138,728 (less the amount of pre-petition Cure Amounts), subject to closing adjustments in accordance with
Section 2.3(b) (the "Purchase Price").

            (b) The Purchase Price shall be adjusted as follows:

                  (i) If the Seller's Net Investment as of the Closing Date is less than $16,533,339 (the "Minimum Net Investment"), the Purchase Price shall be reduced by an amount equal to the excess of the Minimum Net Investment OVER the Seller's Net Investment as of the Closing Date.

                  (ii) If the Seller's Net Investment as of the Closing Date is greater than the Minimum Net Investment, the Purchase Price shall be increased by an amount equal to the excess of Seller's Net Investment as of the Closing Date OVER the Minimum Net Investment.

            (c) Following the Closing Date, Seller and Buyer shall jointly prepare a statement (the "Final Statement") as to Seller's Net Investment as of the Closing Date and the post-closing adjustments to the Purchase Price pursuant to Section 2.3(b) (the "Adjusted Purchase Price"). The Seller's Net Investment as of the Closing Date and the Adjusted Purchase Price will be determined on a basis consistent with the June 5, 1999, balance sheet and the related trial balance (marked to reflect the Purchased Assets and Assumed Liabilities) previously delivered to Buyer and attached hereto as Exhibit G. For preparation of the Final Statement, Buyer shall provide Seller with reasonable access to the Records during normal business hours upon reasonable prior notice. If Seller and Buyer are unable to agree on the Adjusted Purchase Price within 45 days after the Closing Date, the determination thereof shall be referred to the Accountants for resolution, subject to the review and final determination of the

Bankruptcy Court if required. Buyer and Seller shall each pay one-half of any costs or expenses charged by the Accountants in connection therewith. The difference between the pre-adjustment Purchase Price and the Adjusted Purchase Price will be paid in full in cash by Buyer or Seller, as the case may be, on or before the date five business days following the determination of the Adjusted Purchase Price pursuant to this Section 2.3(d) (the "Post-Closing Settlement Date").

      Any amount payable hereunder by Seller to Buyer shall constitute an allowed administrative expense of the Seller's chapter 11 case under section 503 of the Bankruptcy Code entitled to a first priority under section 507(a) of the Bankruptcy Code.

      Section 2.4 CLOSING.

            (a) Upon the terms and subject to the conditions of this Agreement, the consummation of the transactions contemplated by this Agreement (the "Closing") will take place as soon as practicable following satisfaction (or waiver, if permissible) of the conditions set forth in Article 6 hereof, at 10:00 a.m., at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 919 Third Avenue, New York, New York 10022, or at such other time and place as shall be mutually agreed upon by the parties, but in any event on or before June 30, 1999. The date on which the Closing occurs is hereinafter referred to as the "Closing Date."

            (b) At the Closing, Seller shall deliver or cause to be delivered to Buyer the following: (i) duly executed instruments of assignment and assumption of the Assumed Contracts substantially in the form of EXHIBIT B hereto ("Instruments of Assignment and Assumption"), (ii) duly executed bills of sale and assignment to Buyer in substantially the form of EXHIBIT C hereto; (iii) Seller's Officer's Certificate in substantially the form of EXHIBIT D hereto;
(iv) a certified copy of the Sale Order; and (v) such other instruments and documents as are required by any other provision in this Agreement or are necessary to convey title to any of the Purchased Assets.

            (c) At the Closing, Buyer shall deliver (i) to Seller, 90% of the Purchase Price, less the sum of (A) the Deposit and (B) any interest earned on the Deposit from and including the date the Deposit has been deposited by Skadden, Arps, Slate, Meagher & Flom L.L.P. in an interest bearing account to, but not including, the Closing Date (the "Closing Amount"), in immediately available funds by wire transfer to an account or accounts at a United States bank or banks as specified in writing by Seller at least one business day prior to the Closing; (ii) into escrow, 10% of the

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Purchase Price to be held in accordance with the Escrow Agreement substantially in the form of EXHIBIT E hereto; (iii) to Seller, such documents and instruments as reasonably are required to evidence the assumption of the Assumed Liabilities; and (iii) to Seller, Buyer's Officer's Certificate in substantially the form of EXHIBIT F hereto.

                             ARTICLE III
              REPRESENTATIONS AND WARRANTIES OF SELLER

      Seller represents and warrants to Buyer as follows:

      Section 3.1 ORGANIZATION AND AUTHORITY. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Washington. Seller has heretofore made available to Buyer complete and accurate copies of Seller's articles of organization and by-laws, as currently in effect.

      Section 3.2 AUTHORITY RELATIVE TO THIS AGREEMENT. Subject to the entry of the Sale Order, Seller has full power and authority to execute and deliver this Agreement, to perform fully its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of the Agreement by Seller and the confirmation by Seller of the transactions contemplated by this Agreement, have been duly and validly authorized by all necessary action of Seller and Seller's Board of Directors and no other corporate proceedings on the part of Seller are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by Seller and, subject to the entry of the Sale Order, constitutes, a valid and binding obligation of Seller enforceable against it in accordance with the terms hereof.

      Section 3.3 TITLE TO ASSETS.

            (a) At the Closing, and subject to entry of the Sale Order, Seller will deliver to Buyer good title to all of the Purchased Assets free and clear of all Liens, other than Permitted Liens, and, subject to entry of the Sale Order, the Purchased Assets are transferable to Buyer hereunder without the approval or consent of, or notice to, any Person.

            (b) Seller has not granted to any Person, other than to Buyer pursuant to this Agreement, any right, title or interest in and to the Purchased Assets that will not be terminated pursuant to the Sale Order.

      Section 3.4 CONSENTS AND APPROVALS; NO VIOLATIONS. Subject to entry of the Sale Order, no filing with, and no permit, authorization, consent or approval of any Governmental Entity is necessary for the consummation by Seller of the transactions contemplated by this Agreement or the performance of this Agreement.

      Section 3.5 NO MATERIAL ADVERSE CHANGE. Since June 6, 1999, there has been no Material Adverse Change, and Seller does not know of any such change that is threatened (it being understood that no representation is hereby made as to any such threat posed by changes or potential changes in general economic conditions). Since June 6, 1999, there has been no material destruction or loss of the Purchased Assets (whether or not covered by insurance).

      Section 3.6 BROKERS OR FINDERS. Neither Seller nor any Affiliate of Seller has retained any agent, broker, investment banker, financial advisor or other firm or person that is or will be entitled to any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement for which Buyer will be liable.

      Section 3.7 INSURANCE. The Purchased Assets and the Business Unit are adequately insured against fire, liability, product liability, workers' compensation, vehicular and other liabilities under various policies of general liability and other forms of insurance (collectively, the "Insurance Policies"). The Insurance Policies are valid and enforceable in accordance with their terms and are in full force and effect.

      Section 3.8 NECESSARY ASSETS. The Purchased Assets include, without limitation, all real property and related rights and interests and all personal property of Seller, both tangible and intangible, and Permits necessary to conduct the business of the Business Unit as it is currently conducted by Seller, except for the JD Edwards Software.

      Section 3.9 CONTRACTS. SCHEDULE 2.1(B) sets forth a list of all contracts, agreements, leases and subleases of Seller that are material, individually or in the aggregate, to the operations of the Business Unit substantially in the manner conducted on the date hereof, including licenses related to the Software, except for the JD Edwards Software, together with the pre-petition Cure Amounts relating thereto.

      Section 3.10 NO SELLER CLAIMS. To the best of Seller's knowledge, neither Seller nor its Affiliates have any claims, actions or causes of actions against Buyer, its Affiliates, directors, officers, employees, agents or any former or present officer of

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Seller, arising out of any act, occurrence, omission, cause, matter, activity, transaction or other thing whatsoever, which occurred prior to the date hereof and up to and including the date of execution of this Agreement, except with respect to any potential claim brought against Buyer for breach of, or failure to perform its obligations under, this Agreement or any instrument executed pursuant to this Agreement.

      SECTION 3.11 LIMITED WARRANTIES. EXCEPT AS EXPRESSLY PROVIDED IN THIS ARTICLE, SELLER HAS NOT MADE AND DOES NOT HEREBY MAKE ANY EXPRESS OR IMPLIED REPRESENTATIONS OR WARRANTIES OF ANY NATURE, INCLUDING WITH RESPECT TO THE CONDITION, QUALITY, QUANTITY, MERCHANTABILITY OR SUITABILITY OF THE PURCHASED ASSETS.

                             ARTICLE IV
               REPRESENTATIONS AND WARRANTIES OF BUYER

      Buyer represents and warrants to Seller as follows:

      Section 4.1 ORGANIZATION. Buyer is a Delaware corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware. Buyer has heretofore made available to Seller complete and correct copies of Buyer's articles of organization and regulations, as currently in effect.

      Section 4.2 AUTHORITY RELATIVE TO THIS AGREEMENT. Buyer has full power and authority to execute and deliver this Agreement, to perform fully its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by Buyer and the consummation by Buyer of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary action of Buyer and Buyer's board of directors and no other corporate proceedings on the part of Buyer are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by Buyer and constitutes a valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms.

      Section 4.3 CONSENTS AND APPROVALS; NO VIOLATIONS. Subject to entry of the Sale Order, no filing with, and no permit, authorization, consent or approval of any Governmental Entity is necessary for the consummation by Buyer of the transactions contemplated by this Agreement. Neither the execution and delivery of this Agreement by Buyer nor the consummation by it of the transactions contemplated by this Agreement nor compliance by it with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the articles of organization or regulations of

Buyer, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, contract, agreement, permit, license, lease, purchase order, sales order, arrangement or other commitment or obligation to which Buyer is a party or by which Buyer or any of its properties or assets may be bound or (iii) violate any order, writ, injunction, decree, statute, treaty, rule or regulation applicable to Buyer, except in the case of clauses (ii) or (iii) for violations, breaches or defaults which would not, in the aggregate, prevent or delay the consummation of the transactions contemplated by this Agreement.

      Section 4.4 BROKERS OR FINDERS. Except for Three Cities Research, Inc., neither Buyer nor any Affiliate of Buyer has retained any agent, broker, investment banker, financial advisor or other firm or person that is or will be entitled to any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement.

      Section 4.5 FINANCING. On the Closing Date, Buyer will have unrestricted funds on hand or a committed line or lines of credit sufficient to consummate the transactions contemplated by this Agreement.

      Section 4.6 NO LITIGATION. As of the date hereof, there is no claim, action, proceeding pending or, to the knowledge of Buyer, threatened against Buyer, nor is there outstanding any writ, order, decree or injunction applicable to Buyer that (i) calls into question the authority or right of Buyer to enter into this Agreement and consummate the transactions contemplated hereby, or (ii) would otherwise prevent or delay the transactions contemplated by this Agreement.

      Section 4.7 ACKNOWLEDGMENT. Buyer acknowledges and represents that, except for the specific representations and warranties contained in this Agreement, Seller has not made and will not make any express or implied representations or warranties of any nature with respect to the condition, quality, quantity or suitability of the Purchased Assets. Buyer further acknowledges and represents that it (i) is agreeing to purchase the Purchased Assets on a "where is" and "as is" basis, subject to the specific representations and warranties contained in this Agreement, (ii) has had an opportunity to review the Purchased Assets and documents relating thereto, (iii) is relying solely on its own independent review, investigation and inspection of such documents and the Purchased Assets, and (iv) is subject to the terms of the Auction Procedures set forth in the Procedures Order, including, but not limited to, the provisions for the forfeiture of Buyers' Deposit in the event that Buyer fails to consummate the transactions contemplated by this Agreement.

      Section 4.8 NO COLLUSION. Buyer acknowledges and represents that the Purchase Price payable by Buyer pursuant to this Agreement is not controlled by any agreement between or among Buyer and any potential bidder for the Purchased Assets, and that Buyer is not a party to any collusive agreement or arrangement of the kind prohibited by Section 363(n) of the Bankruptcy Code.

      Section 4.9 NO BUYER CLAIMS. To the best of Buyer's knowledge, neither Buyer nor any of its Affiliates have any claims, actions or causes of actions against Seller, Brazos Sportswear, Inc., or any of their respective Affiliates, subsidiaries, representatives, directors, officers, employees, and agents, arising out of any act, occurrence, omission, cause, matter, activity, transaction or other thing whatsoever, which occurred prior to the date hereof and up to and including the date or execution of this Agreement, except with respect to any potential claim brought against Seller for breach of, or failure to perform its obligations under, this Agreement or any instrument executed pursuant to this Agreement.

      Section 4.10 LIMITED WARRANTIES. Except as expressly provided in this Article, Buyer has not made and does not hereby make any express or implied representations or warranties of any nature.

                              ARTICLE V
                              COVENANTS

      Section 5.1 CONTINUED EFFECTIVENESS OF REPRESENTATIONS AND WARRANTIES OF SELLERS. From the date hereof through the Closing Date, Seller shall use commercially reasonable efforts to continue to have the representations and warranties contained in Article III be true and correct on and as of the Closing Date as if made on and as of the Closing Date. Seller shall promptly give Buyer notice of any event, condition or circumstance that occurs after the date hereof that would have constituted a violation or breach of any representation, warranty or covenant contained in this Agreement if such event, condition or circumstances had occurred or existed, on or prior to the date hereof and had not otherwise been disclosed to Buyer.

      Section 5.2 CONDUCT OF BUSINESS.

            (a) From the date hereof through the Closing Date, Seller shall operate and fund the Business Unit in substantially the same manner as currently being conducted and funded and shall use commercially reasonable efforts to maintain and repair, as necessary, the Purchased Assets.

            (b) From the date hereof through the Closing Date, Seller shall not, without Buyer's prior written approval, dispose of any Purchased Assets except Inventory in the ordinary course of its business, or permit to exist any Lien, other than a Permitted Lien, on any Purchased Asset.

            (c) From the date hereof through the Closing Date, Seller shall not, without Buyer's prior written approval, make any loan or advance to any of the officers, employees, consultants, agents or other representatives of Seller (other than travel, petty cash and other similar advances made in the ordinary course of business), or enter into any transaction, arrangements or agreements with any Affiliates.

            (d) Buyer shall have the right to have its representatives present at Seller's business locations during normal business hours, and Seller agrees to make its representatives reasonably available during normal business hours, for consultation with respect to the conduct of the Business Unit by Seller between the date hereof through the Closing Date.

      Section 5.3 INSURANCE. From the date hereof through the Closing Date, Seller shall maintain in force (including necessary renewals thereof) the Insurance Policies, except to the extent that they may be replaced with policies appropriate to insure the Business Unit or any of the Purchased Assets to the same extent as currently issued.

      Section 5.4 LITIGATION. From the date hereof through the Closing Date, Seller shall promptly notify Buyer of any claims or proceedings of which officers of Brazos Sportswear, Inc. are aware and that, after the date hereof, are threatened or commenced against Seller or against any officer, director, employee, consultant, agent, shareholder or other representative of Seller with respect to the Purchased Assets or the Business Unit.

      Section 5.5 ACCESS TO INFORMATION. From the date hereof through the Closing Date, Seller shall make available to Buyer and its representatives, all relevant books, records and other documents concerning the Purchased Assets and the Business Unit. Buyer shall be entitled, through its representatives, to make such investigation of the Purchased Assets and the Business Unit as Buyer wishes. To allow Buyer to make such business, accounting and legal review, examination or investigation as it may wish of the Purchased Assets and the Business Unit, Seller shall furnish the representatives of Buyer during such period with all such information and copies of such documents concerning the Business Unit as such representatives may reasonably request and cause its officers, employees, consultants, agents, accountants and attorneys to cooperate fully with such representatives in connection with such review and examination and to make full disclosure to Buyer of all material facts affecting the Purchased Assets or the Business Unit.

      Section 5.6 TAX RETURN AND FILINGS; PAYMENT OF TAXES. Seller shall prepare all of its Tax Returns for periods ending on or prior to the Closing Date. Seller shall be responsible for paying all of its Taxes for periods ending on or prior to the Closing Date, except to the extent that such Taxes are included in calculation of Seller's Net Investment as of the Closing Date.

      Section 5.7 BULK SALES. Each of the parties hereto waives compliance with any applicable provisions of the Uniform Commercial Code Article 6 (Bulk Sales or Bulk Transfers) or analogous provisions of law, as adopted in the states in which the Purchased Assets are located as such provisions may apply to the transactions contemplated by this Agreement.

      Section 5.8 CERTAIN PAYROLL WITHHOLDING MATTERS. Seller agrees to transfer to Buyer any records relating to withholding and payment of income and unemployment taxes (federal, state, and local) and FICA taxes with respect to wages paid to Continuing Employees by Seller during the calendar year 1999. Buyer agrees to provide the Continuing Employees with Forms W-2, Wage and Tax Statement, for the calendar year 1999 setting forth the wages paid and taxes withheld with respect to the Continuing Employees for calendar year 1999 by Seller and the Buyer as predecessor and successor employers, respectively, as provided by Section 5 of Revenue Procedure 84-77.

      Section 5.9 REASONABLE EFFORTS. Upon the terms and subject to the conditions of this Agreement and any order of the Bankruptcy Court, each of the parties hereto agrees to use its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary or advisable under applicable laws and regulations and consistent with Seller's duties as a debtor-in-possession to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, including without limitation: (i) making appropriate filings with the Bankruptcy Court and taking such other actions reasonably necessary in connection with the application for the Sale Order; and (ii) preparing and filing all other forms, registrations, consents and notices required to be filed to consummate the trans-actions contemplated by this Agreement.

      Section 5.10 FEES AND EXPENSES. Except as otherwise provided in this Agreement or as ordered by the Bankruptcy Court, whether or not the transactions contemplated by this Agreement are consummated, each of Seller on the one hand and Buyer on the other hand shall bear its own fees and expenses incurred in connection with the transactions contemplated by this Agreement.

      Section 5.11 SUBMISSION FOR COURT APPROVAL. Seller shall submit this Agreement for the approval of the Bankruptcy Court, including approval of the assumption and assignment of the Assumed Contracts and the assumption of the Assumed Liabilities, as promptly as practicable after the date hereof. Buyer shall cooperate with Seller in obtaining such Bankruptcy Court approval.

      Section 5.12 BUSINESS RECORDS. Buyer shall have the right to receive copies of all Records related to the Purchased Assets.

      Section 5.13 TRANSFER TAXES. All excise, sales, use, transfer (including real property transfer or gains), stamp, documentary, filing, recordation and other similar taxes together with any interest in respect of such additions or penalties ("Transfer Taxes") resulting from the transactions effected pursuant to this Agreement, if any, shall be borne by Seller.

      Section 5.14 ADEQUATE ASSURANCES. Buyer covenants and agrees to provide adequate assurances of future performance, as required under Section 365(f)(2)(B) of the Bankruptcy Code, under any and all Assumed Contracts. Such adequate assurances shall be provided by Buyer at the time Seller assumes and assigns such Contracts under applicable bankruptcy law, or at such other time designated by order of the Bankruptcy Court. Buyer's duties under this Section
5.14 shall survive the Closing Date.

      Section 5.15 CONFIDENTIALITY. Seller will require any other bidder for the Purchased Assets who obtains confidential information with respect to the Purchased Assets or the Business Unit to agree in writing to maintain such information in confidence, and Seller's rights under such agreements shall be assigned to Buyer at the Closing, but only to the extent of Seller's right to enforce such agreements as they relate to information of Seller but not as to other entities.

      Section 5.16 NOTICE OF OTHER BIDS. Seller shall advise Buyer in the event Seller receives any other bids for the Purchased Assets in accordance with the terms of the Procedures Order.

      Section 5.17 JD EDWARDS SOFTWARE. Until 60 days after the Closing Date (the "Access Period") subject to the consent of J.D. Edwards World Solutions Company, Seller shall provide Buyer with reasonable access during normal business hours to the JD Edwards Software for use solely with respect to Buyer's operation of the Purchased Assets. Buyer shall pay Seller a fee of $1,000 per month during the Access Period, prorated for any partial month of the Access Period, for use of the JD Edwards Software, which fee shall be payable in advance at Closing and on or before the first day of each calendar month during the Access Period.

      Section 5.18 USE OF NAME. No later than the day following the Closing Date, Seller shall not use any Intellectual Property incorporating "Morning Sun" or any other name, mark, logo, trade name or trademark used by Seller with respect to the Business Unit and listed on SCHEDULE 2.1(E).

      Section 5.19 FURTHER ASSURANCES. In addition to the provisions of this Agreement, from time to time after the Closing Date, Seller and Buyer shall use all commercially reasonable efforts to execute and deliver such other instruments of conveyance, transfer or assumption, as the case may be, and take such other action as may be reasonably requested to implement more effectively the conveyance and transfer of the Purchased Assets to Buyer and the assumption of the Assumed Liabilities by Buyer.

      Section 5.20 INTERIM GROUP HEALTH MATTERS. From the Closing Date until and including June 30, 1999, all Continuing Employees (and their dependents), as well as all persons who are receiving, or are entitled to receive, coverage under Section 4980B of the Internal Revenue Code or Section 607(l) or 609 of ERISA and related regulations (relating to the benefit continuation rights imposed by "COBRA" or qualified medical child support orders) or equivalent state laws (collectively referred to as the "COBRA Beneficiaries"), will continue to be covered by Seller's existing self-insured group health and group dental plans. Buyer hereby agrees to pay directly all charges with respect to all group health and group dental claims incurred on behalf of the Continuing Employees (and their dependents) and the COBRA Beneficiaries during such period. A claim will be deemed "incurred" during such period if the services which give rise to such claim are rendered during such period. For purposes hereof, Buyer will not be obligated to pay any amounts which are reimbursed to Seller pursuant to the Stop-Loss

Policy. In the event Seller pays any such charges, Buyer will reimburse Seller for all such charges paid by Seller within five days after Seller's written request therefor and will pay interest on any amount not paid within any such five-day period at the rate of ten percent per annum from the date of Seller's written request for such reimbursement until such reimbursement is made. Once Buyer adopts its own group health and group dental coverage for any employees, Buyer will offer to each Continuing Employee (and their dependents) the right to participate in Buyer's group health plan and also extend coverage to all COBRA Beneficiaries for the remainder of the continuation period.

                             ARTICLE VI
                             CONDITIONS

      Section 6.1 CONDITIONS TO EACH PARTY'S OBLIGATIONS. The respective obligations of each party to effect the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of the following conditions:

            (a) There shall not be in effect any order of any Governmental Entity staying the consummation of the transactions contemplated by this Agreement.

            (b) The Bankruptcy Court shall have entered the Sale Order, on or before June 21, 1999, which shall have authorized Seller to convey to Buyer all of its right, title and interest in and to the Purchased Assets free and clear of all Liens, other than Permitted Liens, and the Bankruptcy Court shall have approved the assumption and the assignment of the Assumed Contracts and Assumed Liabilities as contemplated hereby.

            (c) All approvals from any Governmental Entity required for the lawful consummation of the Closing shall have been obtained.

      Section 6.2 CONDITIONS TO OBLIGATIONS OF BUYER. The obligation of Buyer to effect the transactions contemplated by this Agreement shall be further subject to the satisfaction at or prior to the Closing of the following conditions:

            (a) All approvals from any Governmental Entity that may be required in connection with the performance by Seller of its obligations under this Agreement shall have been obtained, other than approvals which are minor in nature and where the failure to obtain such approvals would not, individually or in the aggregate, reasonably be expected to interfere in any material respect with the operation of the Business Unit or the ownership of the Purchased Assets by Buyer, and no modification to any such

Assumed Contract shall have been made in connection with the obtaining of such approvals without the written consent of Buyer, which consent shall not be unreasonably withheld, and the approval of J.D. Edwards to the provisions of
Section 5.17 shall have been obtained.

            (b) No Material Adverse Change will have occurred since the date of this Agreement.

            (c) Seller shall have executed and delivered to Buyer such further instruments of sale, transfer, conveyance, assignment or delivery covering the Purchased Assets or any part thereof as Buyer may reasonably require to assure the full and effective sale, transfer conveyance, assignment or delivery to it of the Purchased Assets.

            (d) The representations and warranties of Seller set forth in
Article III shall be true and correct in all material respects as of the Closing Date with the same effect as though such representations and warranties had been made at and as of the Closing Date, other than representations and warranties that expressly speak as of a specific date (which need only be true and correct as of such date).

            (e) Seller shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

            (f) Buyer shall have received from Seller a certificate executed by an officer of Seller, dated the Closing Date, to the effect of (d) and (e) above (the "Seller's Officer's Certificate").

            (g) Buyer shall be satisfied with the operation and functioning of Seller's warehousing system and related software, and Buyer and Seller shall have agreed upon an adjustment to the Purchase Price reflecting costs associated with recent warehousing systems software improvements.

      Section 6.3 CONDITIONS TO OBLIGATIONS OF SELLER. The obligation of Seller to effect the transactions contemplated by this Agreement shall be further subject to the satisfaction at or prior to the Closing of the following conditions:

            (a) The representations and warranties of Buyer set forth in Article IV shall be true and correct in all material respects as of the Closing Date with the same effect as though such representations and warranties had been made at and as of the

Closing Date, other than representations and warranties that speak as of a specific date (which need only be true and correct in all material respects as of such date).

            (b) Buyer shall have performed in all material respects all obligations required to be per-formed by them under this Agreement at or prior to the Closing.

            (c) Seller shall have received from Buyer a certificate executed by an officer of Buyer, dated the Closing Date, to the effect of (a) and (b) above (the "Buyer' s Officer's Certificate").

                             ARTICLE VII
                      TERMINATION AND AMENDMENT

      Section 7.1 TERMINATION. This Agreement may be terminated at any time prior to the Closing by:

            (a) Mutual consent of Seller and Buyer.

            (b) Either Seller or Buyer if the Closing shall not have occurred on or before June 30, 1999 (unless the failure to consummate the Closing by such date shall be due to the failure of the party seeking to terminate this Agreement to have fulfilled any of its obligations under this Agreement).

            (c) Either Seller or Buyer if any court of competent jurisdiction or other competent Governmental Entity shall have issued a statute, decree or injunction permanently restraining, enjoining or otherwise prohibiting the transactions contem plated by this Agreement and such statute, decree or injunction shall have become final and nonappealable.

            (d) By Buyer if Seller has materially breached any of Seller's representations, warranties, covenants or other terms of this Agreement.

            (e) By Buyer if any condition to the obligation of Buyer set forth in Sections 6.1 or 6.2 hereof has not been satisfied on or before the date specified in such condition, or if no such date is specified, June 30, 1999, unless the failure of such condition to be satisfied is due to a breach by Buyer of its obligations hereunder.

            (f) By Seller if Buyer has materially breached any of Buyer's representations, warranties, covenants or other terms of this Agreement.

            (g) By Seller if the Bankruptcy Court approves the sale by Seller of all of the Purchased Assets to a third party pursuant to a better or higher offer submitted by such third party in accordance with the Auction Procedures to purchase all of the Purchased Assets

            (h) By Seller if any condition to the obligation of Seller set forth in Sections 6.1 or 6.3 hereof has not been satisfied on or before the date specified in such condition, or if no such date is specified, June 30, 1999, unless the failure of such condition to be satisfied is due to a breach by Seller of its obligations hereunder.

      Section 7.2 EFFECT OF TERMINATION. In the event of the termination and abandonment of this Agreement pursuant to Section 7.0 hereof, this Agreement shall terminate without any liability on the part of any party hereto or its affiliates, or their respective directors, officers or stockholders, other than
(i) the provisions of Section 5.10 hereof and (ii) if applicable, the provisions of the Procedures Order governing forfeiture of Buyer's Deposit. Nothing contained in this Section 7.2 shall relieve any party from liability for any breach of this Agreement. If this Agreement is terminated for any reason other than a material breach by Buyer of any of Buyer's representations, warranties, covenants or other terms of this Agreement, Buyer's Deposit shall be returned promptly to Buyer with all interest earned thereon.

      Section 7.3 AMENDMENT. This Agreement may be amend-ed at any time by Seller and Buyer but only by an instrument in writing signed on behalf of Seller and Buyer.

      Section 7.4 EXTENSION; WAIVER. At any time prior to the Closing, Seller, on the one hand, and Buyer, on the other hand, may (i) extend the time for the performance of any of the obligations or acts of the other, (ii) waive any inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto; (iii) waive compliance with any of the agreements of the other contained herein or (iv) waive any condition to its obligations hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

                            ARTICLE VIII
                            MISCELLANEOUS

      Section 8.1 SURVIVAL. All representations and warranties of the parties contained in this Agreement, including the Schedules hereto, or any certificate delivered in connection herewith shall not survive the Closing.

      Section 8.2 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given upon receipt if delivered personally, or when sent if mailed by registered or certified mail (return receipt requested) or transmitted by facsimile (with confirmation of transmittal) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

      (a)   if to Seller, to:

                  Brazos Sportswear, Inc.
                  3860 Virginia Avenue
                  Cincinnati, Ohio 45227
                  Facsimile:  (513) 272-1526
                  Attn:  F. Clayton Chambers

            with copies to:

                  Skadden, Arps, Slate, Meagher & Flom LLP
                  919 Third Avenue
                  New York, New York 10022-3897
                  Facsimile:  (212) 735-2000
                  Attn: Carlene J. Gatting, Esq.

                        - and-

                  Porter & Hedges, L.L.P.
                  700 Louisiana, Suite 3500
                  Houston, Texas 77002
                  Facsimile:  (713) 228-1331
                  Attn: William W. Wiggins, Jr., Esq.

      (b)   if to Buyer, to:

                  New Solarco, Inc.
                  c/o Three Cities Research, Inc.
                  650 Madison Avenue
                  New York, New York 10022
                  Facsimile: (212) 980-1142
                  Attn: J. William Uhrig
            with a copy to:

                  Paul, Weiss, Rifkind, Wharton & Garrison
                  1285 Avenue of the Americas
                  New York, New York 10019-6064
                  Facsimile: (212) 757-3990
                  Attn: Alan W. Kornberg, Esq.

      Section 8.3 DESCRIPTIVE HEADINGS. The descriptive headings herein are inserted for convenience only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

      Section 8.4 COUNTERPARTS. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement.

      Section 8.5 ENTIRE AGREEMENT. This Agreement, the exhibits and schedules hereto and the Related Instruments constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, between the par-ties with respect to the subject matter hereof except for any confidentiality agreements between the parties.

      Section 8.6 GOVERNING LAW. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware and applicable federal law, without regard to any applicable principles of conflicts of law.

      Section 8.7 ASSIGNMENT. This Agreement may not be assigned by any party hereto without the written consent of the other parties, except that Buyer may assign its rights hereunder to any of its Affiliates.

      Section 8.8 PARTIES IN INTEREST. This Agreement shall be binding upon and inure solely to the bene-fit of the parties here-to their successors and permitted assigns, including, without limitation, any trustee or other responsible person appointed or elected in a bankruptcy case for Seller under any chapter of the Bankruptcy Code, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person or persons any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

      Section 8.9 SEVERABILITY. This Agreement shall be deemed severable; the invalidity or unenforceability of any term or provision of this Agreement shall not affect the validity or enforceability of this Agreement or of any other term hereof, which shall remain in full force and effect.

      Section 8.10 EXCLUSIVE JURISDICTION. The parties hereby agree that, without limitation of any party's right to appeal any order of the Bankruptcy Court, (I) the Bankruptcy Court shall retain exclusive jurisdiction to enforce the terms of this Agreement and to decide any claims or disputes which may arise or result from, or be connected with this Agreement, any breach or default hereunder, or the transactions contemplated herein, and (ii) any and all claims, actions, causes of action, suits and proceedings relating to the foregoing shall be filed and maintained only in the Bankruptcy Court, and the parties hereby consent and submit to the jurisdiction of the Bankruptcy Court and shall receive notices at such locations as indicated in Section 8.2 hereof.


                            [SIGNATURE PAGE FOLLOWS]

            IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

                                    MORNING SUN, INC.



                                    By:/s/CLAYTON CHAMBERS
                                    Name: CLAYTON CHAMBERS
                                    Title:    CEO


                                    NEW SOLARCO, INC.



                                    By:/s/J. WILLIAM UHRIG
                                    Name: J. WILLIAM UHRIG
                                    Title:    PRESIDENT